UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. __)

Pharmasset, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71715N106
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

_______________

       *   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 5 Pages

CUSIP No. 71715N106	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Raymond F. Schinazi

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OF PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	SOLE VOTING POWER 2,456,188

	6.	SHARED VOTING POWER 51,166

	7.	SOLE DISPOSITIVE POWER 2,456,188

	8.	SHARED DISPOSITIVE POWER 51,166

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,507,354

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 71715N106	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Pharmasset, Inc. (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
303-A College Road East Princeton, New Jersey 08540
Item 2(a).	Name of Person Filing:
Raymond F. Schinazi
Item 2(b).	Address of Principal Business Office or, if None, Residence:
2881 Peachtree Road, Unit # 2204 Atlanta, Georgia 30305
Item 2(c).	Citizenship:
United States
Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e)	CUSIP Number:

71715N106

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3I(14) of the Investment Company Act;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 71715N106	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,507,354

(b)	Percent of class:

11.8%, based upon 21,290,614 shares of common stock outstanding as of January 25, 2008, as reported in the Company’s Proxy Statement on Form DEF 14A filed on January 25, 2008.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
2,456,188 (1)
(ii)	Shared power to vote or to direct the vote
51,166 (2)
(iii)	Sole power to dispose or to direct the disposition of
2,456,188 (1)
(iv)	Shared power to dispose or to direct the disposition of
51,166 (2)

(1) Includes (i) 1,233,656 shares owned directly by Dr. Schinazi, (ii) 587,016 shares owned by RFS Partners, L.P. (RFS & Associates, LLC, an entity managed by Dr. Schinazi is the general partner of, and exercises investment and voting power over the shares held by, RFS Partners, L.P.), (iii) 595,516 shares owned by the Raymond F. Schinazi Qualified Annuity Trust, and (iv) 50,000 shares owned by the Schinazi Family Foundation.

(2) Dr. Schinazi may be deemed to have shared voting power and shared dispositive power with his wife with respect to these shares owned directly by her. Dr. Schinazi disclaims beneficial ownership of shares owned directly by his wife.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain members of Dr. Schinazi’s family have the right to receive dividends from, or the proceeds from the sale of, shares of common stock of the Company owned by RFS Partners, L.P. and the Raymond F. Schinazi Qualified Annuity Trust.

CUSIP No. 71715N106	Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008
Date

/s/ Raymond F. Schinazi
Signature

Raymond F. Schinazi
Name/Title